United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of October, 2004

GRUMA, S.A. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

(If  Yes  is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

CONTENTS
* Press Release  October 1st, 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A. de C.V.

By     /s/ Juan Antonio Quiroga Garcia
       ___________________________
Juan Antonio Quiroga Garcia
Chief Corporate Officer
Date: October 1st, 2004

Contacts: Rogelio Sanchez (52 81) 8399-3312 rogelio_sanchez@gruma.com Lilia Gomez (52 81) 8399-3324 lilia_gomez@gruma.com Fax: (52 81) 8399-3359 Web site: http://www.gruma.com
Monterrey, N.L., Mexico, October 1, 2004	New York Stock Exchange: GMK Bolsa Mexicana de Valores: GRUMAB

GRUMA OBTAINS SYNDICATED TERM LOAN FOR US$250 MILLION

Monterrey, N.L., Mexico, October 1, 2004- GRUMA, S.A. de C.V., announced that yesterday it closed a US$250 million 5 year syndicated senior credit facility at LIBOR plus 55 basis points for the first three years and LIBOR plus 65 basis points for the fourth and fifth years. The company expects to disburse the proceeds next week, which will be used to refinance GRUMA's outstanding balance under the US$300 million syndicated facility due in December 2005.

The facilities were split between a US$150 million senior term loan facility and a US$100 million senior revolving credit facility, both with a 5 year tenor. The principal will be payable in four semi-annual payments, as follows:

Principal Payment Date	% of the Outstanding Principal Amount
First (month 42)	5%
Second (month 48)	15%
Third (month 54)	35%
Fourth (month 60)	Remaining balance

The new syndicated loan will allow the company to:

  substantially improve its debt profile by extending the maturity of the current facility to 2008 and 2009,

  achieve interest margin reductions compared to the current facility.

Barclays Capital and Rabobank were the lead arrangers for the transaction, which, although not upsized by the company, raised in excess of US$500 million in general syndication from a group of 17 banks.

Founded in 1949, GRUMA is the world's largest corn flour and tortilla producer. GRUMA is engaged primarily in the production, marketing, distribution, and sale of corn flour, packaged tortillas, and wheat flour. With leading brands in most of its markets, GRUMA operates principally through the following subsidiaries: Gruma Corporation, GRUMA's wholly owned corn flour and tortilla subsidiary in the United States and Europe; Grupo Industrial Maseca, S.A. de C.V. (''GIMSA''), the company's 83%-owned corn flour subsidiary in Mexico; Molinera de Mexico, GRUMA's 60%-owned wheat flour subsidiary in Mexico; Gruma Centroamerica, GRUMA's wholly owned corn flour subsidiary based in Costa Rica; and Productos y Distribuidora Azteca, S.A. de C.V. (PRODISA), GRUMA's wholly owned packaged tortilla subsidiary in Northern Mexico. GRUMA also produces corn flour and wheat flour in Venezuela through MONACA, a 95%-owned subsidiary, and DEMASECA, a 50%-owned subsidiary. Headquartered in Monterrey, Mexico, GRUMA has 15,100 employees and 76 plants and, in 2003, had net sales of US$2.0 billon, of which 49% came from GRUMA's operations in the United States and Europe. For more information, visit www.gruma.com.